September 23, 2020
VIA EDGAR TRANSMISSION
Rebecca Ament Marquigny, Esq. Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street, N.E. Washington, DC 20549-0506

Re:  Sparrow Funds, File Nos. 333-59877 and 811-08897

Dear Ms. Marquigny:

On July 8, 2020, the Registrant, on behalf of its series, Sparrow Growth Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on August 24, 2020, you provided me with the comments to the Amendment.  Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Please note that all revisions noted below appear redlined in the attachment.

Prospectus

General

Comment 1:  Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments.

Response:  An updated Amendment containing the information that was unavailable at the time of the 485(a) filing and the updated disclosures described in the responses below is attached to this letter.

Comment 2:  Please update all references to the Fund’s website throughout the Amendment to clarify that the Fund maintains a website where investors can find additional information about the Fund.

Response:  The Registrant has updated its disclosures accordingly.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Fee Table and Expense Example

Comment 3:  The Staff takes the position that the disclosures in the fee table and expense example are material and require Staff review before the Registrant submits its registration statement pursuant to Rule 485(b).  Please provide a completed fee table and expense example with the response letter.

Response:   The Registrant has updated its disclosures to state the following:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and or your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund.  More information about these and other discounts is available from your financial professional, ~~and~~ in the section entitled “Sales Charge Reduction and Waivers” on page 16 of this prospectus, in the attached Appendix A and in the section entitled “Determination of Net Asset Value on page 22 of the Fund’s Statement of Additional Information.

	Class A	Class C
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase or redemption proceeds)	1.00%	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.50%	1.00%
Other Expenses	0.52%	0.51%
Total Annual Fund Operating Expenses	2.02%	2.51%

Comment 4:  Please revise the preamble to the Fee Table to include a cross-reference to a newly added appendix pursuant to Investment Management Guidance Update 2016-06 (Dec. 2016) (“IMGU 2016-06”) at p. 2.

Response:  The Registrant refers to its response to Comment 3.

Comment 5:  The Expense Example presents only one set of data for each class.  Given that Class A shares may be subject to a deferred sales charge upon redemption, please revise the

September 23, 2020

Rebecca Ament Marquigny, Esq.

expense example to include data for Class A shares if investors were to redeem their shares after each period.

Response:  The Registrant has amended its disclosures to state the following:

The Example below is intended to help you compare the cost of investing in the Fund’s Class A and Class C shares with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund’s Class A and Class C shares for the time periods indicated and ~~then~~ hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s Class A and Class C operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class A	$768	$1,172	$1,600	$2,788
Class C	$254	$808	$1,380	$2,934

Principal Investment Strategies

Comment 6:  As of August 9, 2020, the Fund’s holdings in emerging market securities were less than 5%.  Please confirm in correspondence that investment in emerging market issuers remains a principal investment strategy of the Fund.  If so, please define the term “emerging market” in the Fund’s disclosures, including in the relevant section of the Statement of Additional Information.

Response:  The Registrant is informed that the Fund will not invest in emerging market issuers as a principal investment strategy.  The Registrant has amended its disclosures to state the following:

The Fund typically invests in a broad range of ~~foreign and~~ U.S. common stocks which Sparrow Capital Management, Inc., the Fund’s adviser, believes have above-average prospects for appreciation, based on a proprietary investment model developed by the adviser.  The model looks at a variety of factors to select stocks that the adviser believes demonstrate strong earnings momentum.  These growth momentum factors include expanding profit margins, accelerating earnings, positive earnings surprises, positive earnings estimate revisions, and positive relative price strength.  ~~At times, the Fund may focus its investments in the healthcare and/or technology sector.~~

The Fund may invest in stocks of all market capitalization ranges based on the adviser’s assessment of the relative opportunities and risks of each category.  ~~The~~

September 23, 2020

Rebecca Ament Marquigny, Esq.

~~Fund may invest without limitation in stocks of foreign issuers operating in developed or emerging markets through American Depositary Receipts (“ADRs”).~~  Stocks are sold when there is a significant decline in earnings momentum, a better stock is found, or a significant breakdown in relative price performance occurs.

~~The Fund may invest up to 15% of its assets in corporate and government bonds that are rated investment grade at the time of purchase (BBB/Baa or higher by S&P or Moody’s or, unrated, but determined to be of comparable quality by the adviser).~~

Comment 7:  The Fund discloses that it “may invest up to 15% of its assets in corporate and government bonds” as a principal investment strategy.  Please confirm in correspondence that investment in corporate and government bonds remains a principal investment strategy of the Fund.  If so, please identify supplementally the most recent date when 10% or more of the Fund’s portfolio was allocated to corporate or government bonds.

Response:  The Registrant is informed that the Fund will not invest in corporate and government bonds as a principal investment strategy and refers to its response to Comment 6.

Principal Investment Risks

Comment 8:  If the Fund’s shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response:  The Fund’s shares are not sold through banks.

Comment 9:  The Fund’s disclosure of “Growth Style Investing Risk” and “Management Risk” are indistinguishable.  Please revise these disclosures in a way that highlights the differences between these risks.

Response:  The Registrant has deleted its disclosure of “Growth Style Investing Risk” as duplicative and enhanced its disclosure of “Management Risk” to state the following:

Management Risk.  If the adviser’s assessment of the prospects for individual securities or a company’s growth potential is incorrect, the securities purchased may not perform as expected and ~~it~~ could result in significant losses in the Fund’s investment in those securities and, ~~which can also result in~~ possible losses overall for the Fund.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 10:  Please confirm that the Fund’s use of fixed income instruments is sufficient to support a disclosure of “Fixed Income Risk.”  If not, please revise the Fund’s principal investment strategy and risk disclosures accordingly.

Response:  The Registrant is informed that the Fund will not invest in fixed income instrument as a principal investment strategy and refers to its response to Comment 6.  The Registrant has also deleted “Fixed Income Risk” from its principal investment risk disclosures.

Comment 11:  In the Fund’s principal investment strategy disclosures, please identify the sectors in which the Fund invests principally and, to the extent appropriate, summarize the specific risks of those sectors in the Fund’s principal investment risk disclosures under “Sector Risk.”

Response:  The Registrant has amended its disclosures to state the following:

Sector Risk.  If the Fund’s portfolio is overweighted in a certain industry sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not overweighted in that sector.

Healthcare Sector Risk.  The profitability of companies in the healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services, an increased emphasis on outpatient services, demand for medical products and services and product liability claims, among other factors. Many healthcare companies are heavily dependent on patent protection, and the expiration of a company’s patent may adversely affect that company’s profitability. Healthcare companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence.

Technology Sector Risk.  Technology companies, may have limited product lines, markets, financial resources or personnel. Technology companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

~~For example, the Fund may have a greater focus in technology companies than the S&P 500 and weakness in this sector could result in significant losses to the Fund. Technology companies may be significantly affected by falling prices and profits and intense competition, and their products may be subject to rapid obsolescence.~~

The Registrant has further amended its disclosure of “Sector Risk” to state the following:

September 23, 2020

Rebecca Ament Marquigny, Esq.

Performance

Comment 12:  Please consider whether the Registrant should include a statement in the paragraph preceding the bar graph that updated performance information is available on the Fund’s website.

Response:  The Registrant has amended its disclosures to state the following:

To obtain updated performance information, please call (888) 727-3301 or visit www.sparrowcapital.com.

Comment 13:  Please add average annual returns for Class C shares in the Average Annual Total Returns Table pursuant to Instruction 2(c)(i) of Item 4(b)(2)(iii)(a) of Form N-1A and confirm that the figures shown for Class A shares reflect the deduction of the maximum sales load at the times in the amounts and under the terms described in the Fund’s prospectus.  See Instructions 1 and 4 to Item 26(b)(i) of Form N-1A and Letter from IM Deputy Director Mary Joan Hoene to Mary K. Bellamy (dated May 13, 1988).

Response:  The Registrant confirms that the figures shown for Class A shares reflect the deduction of the maximum sales load.  The Registrant has amended its disclosures to state the following:

Average Annual Total Returns

(For the periods ended December 31, 2019)

	1 Year	5 Year	10 Year
Class A Shares
Return Before Taxes	19.90%	9.69%	11.23%
Return After Taxes on Distributions	19.52%	8.82%	10.53%
Return After Taxes on Distributions and Sale of Fund Shares	12.05%	7.49%	9.15%
Class C Shares	26.61%	10.45%	N/A*
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	31.49%	11.69%	13.55%

* Class C shares commenced operations on January 3, 2012.

Purchase and Sale of Fund Shares

Comment 14:  Please clarify the table presented on page 6-7 of the Registration Statement presents the minimum requirements for both initial and subsequent investments.  In the tables on pages 6-7 and 13, please clarify that the second and fourth bullet points under “Subsequent Investments” provide data for accounts without an Automatic Investment Plan.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Response:  The Registrant has amended its disclosures to state the following:

The minimum initial and subsequent investment in the Fund is set forth in the table below.

Account Type	Minimum Investment
Initial Investment:
• Taxable Accounts	$1,000
• Qualified Retirement Accounts
without Automatic Investment Plan	$100
with Automatic Investment Plan	None
• Educational IRAs
without Automatic Investment Plan	$200
with Automatic Investment Plan	None
Subsequent Investments:
• Taxable Accounts	$50
• Qualified Retirement Accounts
without Automatic Investment Plan	$25
with Automatic Investment Plan	$25 for minimum of 12 consecutive months
• Educational IRAs
without Automatic Investment Plan	None
with Automatic Investment Plan	$25 for minimum of 12 consecutive months

Comment 15:  Please describe supplementally whether the Fund’s investment analysis and diligence process has changed because of market disruptions caused by the COVID-19 pandemic.  For example, has pandemic caused the adviser to re-think the data models it has historically relied on when making investment decisions?  Does the adviser believe historical investments trends will continue?  Has any of the sources of data that the adviser relies upon been adversely affected by the pandemic such that the adviser has had to rely on new or different sources of information?

Response:  The Registrant has confirmed with the adviser that there have been no disruptions or modifications to the Fund’s investment analysis or process as a result of the COVID-19 pandemic.  The Fund’s service providers remain fully operational and Fund continues to outperform its benchmark and peers.  Although the adviser cannot predict future events, the adviser does not anticipate any changes in investment trends that would cause it to change its current investment decision-making process.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 16:  In the Fund’s disclosure of “Sector Risk,” the statement “the Fund may have a greater focus in technology companies than the S&P 500” suggests that the Fund’s strategy is linked to the S&P 500.  Please rephrase so as not to confuse investors.

Response:  The Registrant refers to its response to Comment 11.

Comment 17:  In the Fund’s “Portfolio Holdings” disclosure, please state that shareholders may request and receive the Fund’s quarterly portfolio holding schedule that was most recently filed with the SEC.

Response:  The Registrant has amended its disclosures to state the following:

Shareholders may request the Fund’s most recent quarterly portfolio holdings schedules at no charge by calling (888) 727-3301.

Comment 18:  The Fund’s “Cybersecurity” disclosure appears to be a fairly comprehensive discussion of cybersecurity risk.  Please recharacterize the disclosure as a principal investment risk or explain why the concerns stated in the “Cybersecurity” disclosure do not rise to the level of a principal risk.

Response:  The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures.  The Fund’s cybersecurity disclosure is a statement of the inherent risks investors face from the market place’s ever-growing reliance on technology and the internet to transmit and store data.  It is not a statement about the risks of the Fund’s principal investment strategy.

Comment 19:  Please update the disclosure under the heading “Management of the Fund” with the date the Fund’s management agreement with Sparrow Capital Management was most recently renewed.

Response:  The Registrant has amended its disclosures to state the following:

The Fund’s annual report contains information about the factors that the Board of Trustees considered in renewing the Fund’s management agreement with Sparrow Capital Management on July 26~~5~~, 2020~~19~~.

Comment 20:  In the paragraph immediately preceding the table on page 13 of the Prospectus, please confirm that Appendix A covers all financial intermediaries that offer sales charge variations that are not described in the Prospectus.  IMGU 2016-06 at p.2.

Response:  The Registrant so confirms.  At this time, only Oppenheimer & Co. offers the Fund’s shareholders sale charge variations not described in the Prospectus.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 21:  The Prospectus first discloses a third share class not offered by the Prospectus on page 13.  The No-Load Class is not specifically identified until page 19.  Please consider identifying all three share classes earlier on in the Prospectus.  Please supplementally describe the eligibility requirements and distribution channel for the No-Load Class.  What is the source of funding for the No-Load Class?

Response:  The Registrant has amended its disclosures to state the following:

The Fund offers three classes of shares.  Only Class A and Class C shares are offered in this prospectus.  In addition to the Class A and Class C shares, the Fund also offers No-Load Class shares through a different prospectus, which are subject to a different fee structure and have no sales charge.  There are many factors to consider when choosing the share class that is appropriate for your investment needs. Some of these include the amount of your initial investment, the total amount you intend to invest over time, and how long you intend to hold your investment before redeeming your shares of the Fund.  To help you make a determination whether to buy Class A or Class C shares of the Fund, please refer back to the examples of each Fund's expenses over time in the Fees and Expenses of this Prospectus. You also may wish to consult with your financial adviser for advice with regard to which share class would be most appropriate for you.

The No-Load Class is offered for sale and described more fully through a separate prospectus.  The adviser pays the distribution expenses for the No-Load Class.

Comment 22:  In an appropriate place in the Prospectus, please disclose the factors that investors should consider when deciding among the Fund’s available share classes.

Response:  The Registrant refers to its response to Comment 21.

Comment 23:  Please reconcile the statement under the heading “How to Buy Shares” that there is no fee for the receipt of wired funds with the statement under the heading “How to Redeem Shares” that a wire fee of $15 is charged to defray custodial charges for redemptions.  Why are those circumstances treated differently and what justifies disincentivizing redemption over investment?

Response:  The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures. Banks generally impose wire transfers fees on the party wiring the monies.  In the case of an investment into the Fund by wire transfer, then, the bank will charge the investor directly.  In the case of a redemption out of the Fund, the bank will charge the Fund the wire transfer fee.  Without a wire transfer fee for redemptions, the Fund’s remaining shareholders would bear the expense.  Moreover, Rule 22c-2 of the 1940 Act permits the imposition of a redemption fee that the Board of Trustees deems appropriate to recoup for the

September 23, 2020

Rebecca Ament Marquigny, Esq.

Fund the costs it may incur as a result of the redemption without requiring an equivalent fee for investing in the Fund.

Comment 24:  Each time the Prospectus refers to sale charge discounts and/or waivers, please include a reference to the Appendix A.

Response:  The Registrant has amended its disclosures accordingly.

Comment 25:  In the table under the heading “Sales Charge Applicable to Class A Shares,” please define the term “Dealer Re-allowance” or restate in plain-English.

Response:  The Registrant has amended its disclosures to state the following:

The portion of the initial sales charge the Distributor pays as a dealer re-allowance or placement fee to the dealer is shown in the far-right column:

Comment 26:  In the disclosure under “Sales Charge Reductions and Waivers,” please include the information required by Item 12(a)(5) of Form N-1A.

Response:  The Registrant has amended its disclosures to state the following:

Website Disclosure.  Information about sales charges, including sales load breakpoints, the Right of Accumulation and Letters of Intent, is fully disclosed in this prospectus which is also available free of charge through a hyperlink at www.sparrowcapital.com.  The Fund believes that it is very important that an investor fully consider all aspects of their investment.

Comment 27:  In the disclosure of the right of accumulation on page 15 of the Prospectus, please clarify how and when an investor would be informed of any modification or discontinuance of this privilege.

Response:  The Registrant has amended its disclosures to state the following:

Right of Accumulation.  To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you may combine your new purchases of Class A shares with Class A shares of each Fund that you already own. The applicable initial sales charge for the new purchase is based on the total of your current purchase and the current value of all other Class A shares that you, your spouse or your children under the age of 21 own.  The discount also applies to ~~Any “purchaser” may buy Class A shares of the Fund at a reduced sales charge by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Fund then held by the purchaser and applying the sales~~

September 23, 2020

Rebecca Ament Marquigny, Esq.

~~charge applicable to such aggregate.  For purposes of determining the applicable sales charge discount, a “purchaser” includes an individual, his spouse and their children under the age of 21, purchasing shares for his or their own account; or~~ a trustee or other fiduciary purchasing shares for a single fiduciary account (although more than one beneficiary may be involved); or to an employer purchasing shares on behalf of its employees ~~of a common employer~~.  The reduced sales charge will apply only to current purchases and must be requested in writing to the Fund when the shares are bought c/o Mutual Shareholder Services LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio  44147.  ~~you buy your shares.  In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge.~~  The right of accumulation is subject to modification or discontinuance at any time with respect to all Class A shares purchased thereafter.

Comment 28:  The disclosure of the “Letter of Intent” on page 15 is confusing.  The explanation of the alternative method of computing the referenced 13-month period is particularly difficult to follow.  Please rewrite for greater clarity.

Response:  The Registrant has amended its disclosures to state the following:

Letter of Intent. You may qualify for a reduced front-end sales charge immediately by signing a “Letter of Intent” stating the your intention to make a purchase of $50,000 in Class A shares within the next 13 months which would, if bought all at once, qualify for a reduced sales charge: You must refer to such Letter of Intent when placing orders.  ~~A Letter of Intent for amounts of $50,000 in Class A shares or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period, provided that the investor refers to such Letter when placing orders.~~  As an alternative, you may begin computing the 13-month period as early as 90 days before the execution date of the Letter of Intent so that the Class A shares you owned 90 days before signing of the Letter of Intent will count towards the $50,000.    ~~For purposes of a Letter of Intent, the “Amount of Investment” as referred to in the preceding sales charge table includes all purchases of Class A shares of the Fund over the 13-month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned.  An alternative is to compute the 13-month period starting up to 90 days before the date of execution of a Letter of Intent.~~   Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal.  If the goal is not achieved within the period, ~~the investor~~ you must pay the difference between the sales charges applicable to the purchases

September 23, 2020

Rebecca Ament Marquigny, Esq.

made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed.  Please contact the Fund’s transfer agent at (888) 727-3301 to obtain a Letter of Intent application.

Comment 29:  In the paragraph under the heading “Shareholder’s Responsibility With Respect to Breakpoint Discounts,” please reconcile the first sentence of the paragraph with the sentence in all capital letters.  Please clarify if shareholders must inform its financial adviser or has the option the inform the Fund in lieu of the financial adviser.

Response:  The Registrant has amended its disclosures to state the following:

To obtain any of the sales charge discounts set forth above, you must inform your financial adviser or the Fund of the existence of any eligible amounts under any Rights of Accumulation or Letter of Intent, in accounts held by Family Members or other beneficiaries or participants at the time of purchase.

Comment 30:  Please provide a toll-free number for the transfer agent everywhere an investor is directed to notify the transfer agent.

Response:  The Registrant has amended its disclosures accordingly.

Comment 31:  The Registrant’s disclosure describes the instances and conditions under which an investor can purchase Class A shares without paying a sales charge.  It is not clear how an investor would know whether it satisfies some of the conditions described on page 16.  Please revise all bullet points and related disclosures in the Prospectus and Statement of Additional Information that purport to describe an investor’s eligibility for a particular option or benefit if there is no method disclosed for determining how the investor would know if he or she satisfies the conditions for eligibility.  Comment 31 also applies to the Registrant’s disclosure of contingent deferred sales charges and dealer re-allowance on page 17.

Response:  The Registrant has amended its disclosures to state the following:

In order to purchase Class A shares without paying a sales charge, you must notify the Fund’s transfer agent at (888) 727-3301 ~~as to~~ to determine whether any of the following ~~which~~ conditions apply.

. . .

The Fund’s distributor receives the entire amount of any CDSC you pay.  Contact the Fund’s transfer agent at (888) 727-3301 to determine whether a CDSC is applicable.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 32:  In the paragraph under the heading “Automatic Investment Plan,” please state the amount of the fee that will be assessed if an Automatic Investment Plan purchase is rejected by an investor’s bank.

Response:  The Registrant has amended its disclosures to state the following:

If an Automatic Investment Plan purchase is rejected by your bank, your shareholder account will be charged a fee of $ 35 to defray bank charges.

Comment 33:  In the disclosure under the heading “Distribution Plans,” please describe the extra services that Class C shareholders receive under the 12b-1 Plan that Class A shareholders do not, or otherwise explain why the Class C shareholders’ 12b-1 fee is twice that of the fee for Class A shareholders.

Response:  The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures.  The Fund’s disclosures are consistent with Item 12(b) of Form N-1A.  Class C shareholders are assessed a higher 12b-1 fee than Class A shareholders because there is no upfront sales charge for Class C shares, making them more attractive to short-term investors than Class A shares.  The Fund’s prospectus explains that “[d]epending on the amount of your investment and the length of time you hold your shares, your investment results will not equal the result of a different class of shares having a different sales charge and 12b-1 fee structure.”

Comment 34:  Please disclose how the Fund honors requests for redemptions-in-kind on page 19-20 of the Prospectus.  Please include disclosure that securities received as part of a redemption-in-kind bear market risks until they are sold and shareholder may incur taxable gains or losses when such shares are converted to cash.  Please explain supplementally whether redemptions-in-kind would be a pro rata slice of the Fund’s portfolio, specific securities in the Fund’s portfolio, or something else.  Please note that similar disclosures should be included in the Statement of Additional Information.

Response:  The Registrant has added the following disclosure under the heading “Additional Information”:

In addition to paying redemption proceeds in cash, the Fund reserves the right to make payment for a redemption in securities rather than cash, which is known as a “redemption in kind.” Redemptions in kind will be made only under extraordinary circumstances and if the Fund deems it advisable for the benefit of all shareholders, such as a very large redemption that could affect Fund operations (for example, more than 1% of the Fund’s net assets). A redemption in kind will consist of securities equal in market value to the Fund shares being redeemed, using the same valuation procedures that the Fund uses to compute its

September 23, 2020

Rebecca Ament Marquigny, Esq.

NAV.  If the Fund redeems your shares in kind, you will bear the market risks associated with maintaining or selling the securities that are transferred as redemption proceeds. In addition, when you sell these securities, you will pay taxes and brokerage charges, if any, associated with selling the securities.

When possible, all redemptions-in-kind will be based on a pro rata slice of the Fund’s portfolio.

Comment 35: Given that Class C shares automatically convert to Class A shares after 5 years, please confirm that the Fund’s Item 4 performance disclosures were calculated consistent with Instruction 3(d) to Item 4 of Form N-1A.  Please explain supplementally when and why a financial intermediary would prohibit the conversion of an investor’s Class C shares as noted on page 21 of the Prospectus.

Response:  The Registrant has confirmed that its Item 4 disclosures comply with Instruction 3(d).    Certain Class C shares that are invested through retirement plans or omnibus accounts may not automatically convert after 5 years if the financial intermediary does not have the ability to track purchases to credit individual shareholders’ holding periods.

Comment 36:  The disclosure on pages 6-7 of the Prospectus disclose the minimum initial and subsequent investment but does not appear to impose any minimum account thresholds that a shareholder must maintain.  Please disclose the minimum a shareholder must maintain in his or her account as described in the second full paragraph on page 22.

Response:  The Registrant has deleted the disclosures regarding the minimum balances to maintain an account.  The Registrant has confirmed that the Fund does not have such a requirement.

Comment 37:  As currently drafted, the second paragraph under the heading “Taxes” on page 22 of the Prospectus is difficult to follow.  In addition to clarifying the disclosure, please consider replacing the penultimate sentence regarding distributions of gains recognized on the sale of capital assets with the second paragraph underneath the bullet point list on page 23 of the Prospectus.

Response:  The Registrant has amended its disclosures to state the following:

The Fund ~~will~~ typically distributes net realized capital gains (i.e., the difference between the ~~excess of~~ net long-term capital gain and ~~over~~ net short-term capital loss) to shareholders at least once a year.  Capital gains are generated when the Fund sells its capital assets for a profit.  Capital gains are taxed differently depending on how long the Fund ~~has~~ held the capital asset sold.  You may want to avoid making a substantial investment when the Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution

September 23, 2020

Rebecca Ament Marquigny, Esq.

regardless of how long you have owned your shares.  ~~Distributions of gains recognized on the sale of capital assets held for one year or less are taxed at ordinary income rates; distributions of gains recognized on the sale of capital assets held longer than one year are taxed at long-term capital gains rates regardless of how long you have held your shares.  If the~~ Any amount the Fund distributes ~~an amount~~ in excess of ~~exceeding~~ its income and gains is~~, this excess will~~ generally ~~be~~ treated as a non-taxable return of capital.

Appendix A

Comment 38:  The Staff notes that Appendix A is limited to Oppenheimer & Co. (“OPCO”), but the Prospectus refers to sales charge waivers or reductions of financial intermediaries.  Please confirm that all sales charge waiver or reduction information is presented pursuant to Items 17(d) and 23(b) of Form N-1A.

Response:  The Registrant refers to its response to Comment 13.

Comment 39:   Please revise all bullet points in the Appendix A to provide all the information investors need to ascertain their eligibility for sale charge waivers or reductions described in Appendix A.  For example, references to OPCO’s affiliated investment advisory programs (as mentioned in the third bullet point) or OPCO’s policies and procedures (as mentioned in the sixth bullet point) do not give shareholders enough information to determine whether they qualify for a waiver or reduction.  Please define “fund family” as used in the fourth and fifth bullet points of Appendix A.

Response:  The Registrant respectfully declines to revise Appendix A.  Although the terms and conditions described in Appendix A are applicable to the Fund, such terms and conditions are not unique to the Fund and Appendix A and are not drafted specifically for the Fund. These conditions are imposed and implemented by OPCO for clients purchasing shares of the Fund through OPCO.  Any questions about a shareholder’s eligibility for a sale charge reduction or waiver from OPCO should be directed to OPCO.

Comment 40:  Please delete all references to Class B shares in Appendix A.

Response:  The Registrant refers to its response to Comment 39.

Comment 41:  Please clarify how the final bullet points under the heading “CDSC Waivers on A, B and C Shares available at OPCO” work together with the fifth and sixth bullet points under the heading “Front-end Sales Load Waivers on Class A Shares available at OPCO.”

Response:  The Registrant refers to its response to Comment 39.

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 42:  In the second bullet point under the heading “Front-end load Discounts Available at OPCO,” please explain what “purchaser’s household” means.

Response:  The Registrant refers to its response to Comment 39.

Statement of Additional Information

Comment 43:  Please note that Rule 411 and Rule 0-4 of the Investment Company Act of 1940, as amended, require that any material incorporated by reference include a hyperlink directly to the referenced materials.  Please update the Registration Statement accordingly.

Response:   The Registrant has amended its disclosures accordingly.

Comment 44:  At the end of the last full paragraph on page 2, please clarify the meaning, or update the language, of the statement “[n]o shareholder is liable to further calls or to assessment by the Trust without his or her express consent.”

Response:  The Registrant has amended its disclosures to state the following:

~~No shareholder is liable to further calls or to assessment by the Trust without his or her express consent.~~  No shareholder will be required to contribute additional monies to the Fund.

Comment 45:  In the last sentence of the paragraph under the heading “Controlling and Principal Shareholders,” please clarify that the sentence refers to both controlling and principal shareholders.

Response:  The Registrant has amended its disclosures to state the following:

As a controlling or principal shareholder, each of these persons could control the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Adviser.

Comment 46:  In the paragraph under the heading “Corporate Debt Securities,” please clarify the difference between securities that have speculative elements and securities that are considered to be speculative (i.e., junk bonds).  Please supplementally explain the circumstances contemplated by the last sentence of this paragraph, i.e., when would the adviser determine that a security that has dropped below investment grade provides the opportunity of meeting the Fund’s objective without presenting excessive risk?

Response:  The Registrant has amended its disclosures to state the following:

September 23, 2020

Rebecca Ament Marquigny, Esq.

In the lower end of this category, credit quality may be more susceptible to potential future changes in circumstances and the securities have some speculative elements.  If the rating of a security subsequently drops below investment grade and is speculative grade (i.e., junk bonds), the Adviser will dispose of the security as soon as practicable (depending on market conditions) unless the Adviser determines based on its own credit analysis that the security provides the opportunity of meeting the Fund’s objective without presenting excessive risk.

If the adviser believes that an economic upturn is imminent or anticipates improved performance of the issuing company, both of which can have a significant impact on the price of a below-investment grade security, the adviser may continue holding the security.

Comment 47:  Please restate the Fund’s investment limitation regarding senior securities on page 8 of the Statement of Additional Information in plain-English and be sure to define any item that is excluded from the Fund’s definition of “senior security.”

Response:  The Registrant has amended its disclosures to state the following:

Senior Securities.  The Fund will not issue senior securities.  This limitation is not applicable to activities that may ~~be deemed to~~ involve the issuance or sale of a senior security by the Fund, so long as ~~provided~~ that the Fund’s engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and regulations promulgated thereunder or interpretations of the Securities and Exchange Commission or its staff.  Section 18(f) of the 1940 Act generally prohibits a fund from issuing any senior security, except that a fund may borrow from a bank if the Fund has asset coverage of at least 300%.  The SEC has described certain types of fund portfolio transactions that it believes involve leverage, and therefore, could be deemed to create senior securities.  The SEC has stated, however, that a senior security will not be created if a fund either “covers” its obligations under these portfolio transactions by either owning or having the right to obtain the security underlying the transaction, or by maintaining a segregated asset account on the books of its custodian containing liquid assets equal in value to the fund’s potential exposure to the leveraged transaction.

Comment 48:  In the Fund’s investment limitation regarding “Concentration” on page 8, please add “group of industries” to the end of the first sentence.  Please explain supplementally how the Fund’s investment limitation complies with Item 16 of Form N-1A.

Response:  The Registrant has amended its disclosures to state the following:

September 23, 2020

Rebecca Ament Marquigny, Esq.

The Fund will not invest 25% or more of its total assets in any particular industry or group of industries.

The Registrant believes its revised disclosures comply with Item 16 of Form N-1A.

Comment 49:  Please clarify the difference between a fundamental and a non-fundamental investment limitation as used in the Statement of Additional Information.  What can the Fund change without shareholder approval that would not violate its fundamental investment limitations?

Response:  The Registrant intended for the Fund’s non-fundamental limitations to set forth the activities that the Fund has no immediate plans to engage in despite them being permissible exceptions to the Fund’s fundamental limitations.  The Registrant acknowledges that disclosure of these non-fundamental policies may lead to investor inclusion and has deleted them from the Statement of Additional Information.

Comment 50:  Please explain the process followed by the Board in appointing Donald Hake as a member of the Board.  When does the Registrant expect Mr. Hake will stand for election by shareholders?

Response:  Upon learning of Richard Priest’s unexpected death, the Chairman identified potential candidates to replace Mr. Priest on the Board based on their industry knowledge and area of expertise.  To facilitate the Board’s in-person meetings, the Chairman limited his search for potential candidates to those residing within the greater St. Louis, MO metropolitan area.

The Chairman approached the potential candidates to gauge their interest in serving on the Board.  Two interested candidates completed questionnaires reviewed by the Board of Trustees to determine, among other things, their relevant experience, their independence and potential conflicts of interest.  The independent director nominated Mr. Hake based on his professional experience and career as a corporate controller and treasurer.  The Board considered Mr. Hake’s knowledge and expertise with accounting and financial reporting would complement those of other directors and be a benefit to the Trust and its shareholders.

Mr. Hake was formally appointed to the Board by appointment at the Board’s March 18, 2020 quarterly meeting.  Two-thirds of the Board were duly elected by shareholders.  It is anticipated that Mr. Hake will be submitted for election by shareholders, but given that Mr. Hake has only just recently begun serving as an independent trustee, the date of such election has not yet been determined.

Comment 51:  Please explain how the Board determined that having Gerald Sparrow serve as sole portfolio manager and assume the responsibilities of all officers of the Trust is compliant with Rule 38a-1.  Please explain how Mr. Sparrow can meet with the Trust’s independent

September 23, 2020

Rebecca Ament Marquigny, Esq.

trustees in executive session as chief compliance officer given his role as an interested trustee and portfolio manager.

Response:  The independent trustees of the Registrant carefully review Mr. Sparrow’s performance as the Trust’s officers, including as the Trust’s chief compliance officer, at least annually and receive a report of the chief compliance officer every quarter, to ensure that Mr. Sparrow is dispensing with his duties in the best interests of the Trust and its shareholders.  In the exercise of their business judgment, with the guidance of their counsel, the independent trustees have determined that Mr. Sparrow has effectively executed his responsibilities to the Trust as the person most intimately familiar with and vested in the success of the Fund.  The independent trustees have further recognized that Mr. Sparrow’s assumption of these duties have been cost-efficient to the Fund’s shareholders.

The Registrant recognizes that, because of Mr. Sparrow’s assumption of all officer duties, he is unable to completely compartmentalize and tap solely into his knowledge of Fund as chief compliance officer when meeting with independent trustees in executive session.  To this end, the independent trustees are assisted by counsel to ensure that any questions about any potential material compliance failures are fully addressed and, if necessary, remedied.

Comment 52:  On page 17, please identify more specifically where an investor can obtain copies of the relevant Codes of Ethics.  Please file these Codes of Ethics as exhibits or identify to the Staff where they have been incorporated by reference.

Response:  The Registrant notes that the Codes of Ethics have been incorporated by reference in Item 28(p) of Part C to the Amendment.  The Registrant has further amended its disclosures to state the following:

The Trust, the Adviser, and the Fund’s Distributor have each adopted a Code of Ethics (each a “Code of Ethics”) under Rule 17j-1 of the 1940 Act. The personnel subject to a Code of Ethics are permitted to invest in securities, including securities that may be purchased or held by the Fund.  The Codes of Ethics were filed with the Securities and Exchange Commission with the Registrant’s Post-Effective Amendment Nos. 6 and 14 dated December 30, 2003 and December 31, 2009, respectively and can be obtained at www.sec.gov.  ~~You may obtain a copy of either Code of Ethics from the Securities and Exchange Commission.~~

Comment 53:  In the last sentence of the second paragraph under the heading “Determination of Net Asset Value,” please explain the meaning of “manually priced securities.”

Response:  The Registrant has amended its disclosures to state the following:

September 23, 2020

Rebecca Ament Marquigny, Esq.

Manually priced securities (i.e., securities whose prices are adjusted by the Adviser) held by the Fund (if any) are reviewed by the Board of Trustees on a quarterly basis.

Comment 54:  In the penultimate paragraph under the heading “Determination of Net Asset Value,” please add specific language referencing the waiver set forth in Appendix A or provide separate disclosure discussing the Board’s basis for determining that the waivers described in Appendix A are appropriate.

Response:  The Registrant has amended its disclosures to state the following:

The Fund’s Prospectus, in the section “How to Buy Shares” and in Appendix A, describes certain types of investors for whom sales charges will be waived.

Comment 55:  In the penultimate paragraph on page 23, please confirm that the Fund has no capital loss carryforwards given current market conditions and instability as a result of the COVID-19 pandemic.

Response:   The Registrant states that the audit of its financial statements for the fiscal year ended August 31, 2020 is still underway and that it is currently unaware of any capital loss carryforwards.

Comment 56:  For greater clarity, please consider expressing the information in the second paragraph under the heading “Transfer Agent, Administrator and Fund Accounting Agent” in chart form.

Response:  The Registrant has amended its disclosures accordingly.

Comment 57:  The first sentence of the first paragraph on page 24 is confusing given that the transfer agent’s fee schedule is in terms of the average value of the Fund and the first breakpoint requires $25 million.  Please clarify how transfer agent’s discount is applied.

Response:  The Registrant has deleted the sentence given that the Trust’s assets are above $10 million.

Comment 58:  Please explain why the fee collected by Mutual Shareholder Services as transfer agent and fund accounting agent did not change from August 2018 to August 2019.

Response:  Mutual Shareholder Services charges a flat fee for its services and the Registrant has confirmed that its fee did not change from 2018-2019.

Part C

September 23, 2020

Rebecca Ament Marquigny, Esq.

Comment 59:  The legal consent filed on July 8, 2008 appears to be insufficient because it incorporates by reference a legal opinion dated December 31, 2009 that was specific to Post-Effective Amendment No. 14.  In other words, the December 31, 2009 opinion does not provide a legal opinion specific to the current filing.  Please file a current legal opinion or explain how the opinion from 2009 is sufficient to satisfy the need for a legal opinion for Post-Effective Amendment No. 40.

Response:  The Registrant respectfully disagrees with the staff’s position that incorporating its counsel’s legal opinion dated December 31, 2009 is insufficient.  The Registrant notes that it is not seeking to register shares of a new series of the Trust.  Rather, the Registrant is solely looking to amend its registration statement with respect its existing series.  Moreover, the legal opinion concludes that “after Post Effective Amendment No. 14 is effective . . . the shares of the Sparrow Growth Fund, if issue in accordance with the then current Prospectus and Statement of Additional Information of the Fund, will be legally issued, fully paid and non-assessable.” (emphasis added).  The legal opinion expressly contemplates that the filing of amendments to the registration statement after Post Effective Amendment No. 14.  Thus, the legal opinion anticipated that a future amendment may seek to incorporate it by reference.

If you have any questions, please contact the undersigned at (614) 469-3217.

Very truly yours, Philip B. Sineneng

cc:  JoAnn M. Strasser

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